On October 2, 2014 the Trustees of The Eudora Funds, unanimously passed the following resolutions:

WHEREAS, the Trustees, including a majority of the Independent Trustees, have reviewed the form and coverage of Travelers/St. Paul Fire & Marine Insurance Company as presented at this meeting (the “Fidelity Bond”); and

WHEREAS, the Trustees, including the Independent Trustees, have considered all factors deemed relevant by the Board, including but not limited to, (i) the expected value of the aggregate assets of the Trust to which any officer or employee of the Trust may have access; (ii) the type and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of the securities in the Trust’s portfolios; and

WHEREAS, the amount of coverage under the Fidelity Bond is $200,000, with automatic increase in coverage rider.

RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is ratified; and

FURTHER RESOLVED, that the appropriate officers of the Trust are authorized to increase the amount of the Fidelity Bond coverage from time to time to ensure adequate coverage based on the value of the Trust’s assets and to enable the Trust to remain in compliance with the Investment Company Act of 1940, as amended, and the rules promulgated thereunder; and

FURTHER RESOLVED, that the Secretary of the Trust or his designee are authorized to make all necessary filings and give all notices and information with respect to such Fidelity Bond required by Paragraph (g) of Rule 17G-1 under the Investment Company Act of 1940; and

FURTHER RESOLVED, that the appropriate officers of the Trust are authorized to make any and all payments and to do any all such further acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the forgoing resolutions.

IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO  COVERAGE  IS PROVIDED  BY  THIS NOTICE.     THIS NOTICE  DOES  NOT  AMEND   ANY PROVISION  OF YOUR  POLICY.     YOU  SHOULD  REVIEW   YOUR  ENTIRE  POLICY   CAREFULLY   FOR  COMPLETE   INFORMATION ON  THE  COVERAGES  PROVIDED  AND TO  DETERMINE   YOUR  RIGHTS   AND DUTIES   UNDER  YOUR  POLICY.

PLEASE  CONTACT   YOUR  AGENT   OR  BROKER  IF  YOU  HAVE   ANY QUESTIONS  ABOUT  THIS NOTICE   OR  ITS

CONTENTS.

IF  THERE IS ANY CONFLICT  BETWEEN   YOUR  POLICY  AND THIS NOTICE,   THE  PROVISIONS OF  YOUR  POLICY   PREVAIL.

For  information  about how   Travelers  compensates independent agents and  brokers, please visit  www.travelers.com, call   our  toll-free telephone  number, 1-866-904-8348, or  you  may request a  written copy from  Marketing at  One  Tower Square,  2GSA,   Hartford, CT  06183.

ND044  Rev.  1-08

HOW  TO  REPORT  LOSSES, CLAIMS, OR POTENTIAL CLAIMS  TO  TRAVELERS

Reporting new  losses, claims, or  potential claims promptly can  be  critical. It helps   to resolve covered losses or  claims as  quickly as  possible and  often  reduces the  overall cost. Prompt reporting:

better protects the  interests of all  parties;

helps   Travelers to try to resolve losses or  claims  more quickly;  and

often  reduces the  overall cost of a  loss or  claim - losses or  claims reported more than  five days   after they happen  cost on  average 35%  more than  those reported earlier.

Report losses, claims, or  potential claims to  Travelers easily and quickly  by fax,  US  mail, or  email.

FAX

Use  this   number to report a  loss, claim, or  potential claim by  fax  toll  free.

1-888-460-6622

US MAIL

Use  this   address to report a  loss, claim, or  potential claim by  US  Mail.

Bond-FPS Claims Department

Travelers

Mail Code NB08F

385 Washington Street

Saint Paul, Minnesota 55102

EMAIL

Use  this   address to report a  loss, claim, or  potential claim by  email.

bfpclaims@travelers.com

This  is a  general description of how   to report a  loss, claim, or  potential claim under  this policy or  bond.  This  description does   not  replace or  add  to the  terms of this   policy or bond.  The  policy or  bond   alone   determines the  scope of  coverage. Please  read  it carefully for complete information on  coverage. Contact your agent   or  broker if you  have  any questions  about coverage.

ND059  Rev.  11-11

2012  The  Travelers Indemnity Company. All  rights reserved.

INVESTMENT COMPANY BLANKET BOND

St. Paul Fire and Marine Insurance Company

St. Paul, Minnesota 55102-1396

(A Stock Insurance Company, herein called Underwriter)

DECLARATIONS                                           BOND  NO.: ZBN-14T65219-14-N2

Item 1.  Name of Insured (herein called Insured):

THE EUDORA FUND

Principal Address:

8 WEST 40TH STREET, 4TH FLOOR NEW YORK,NY 10018

Item 2.  Bond Period from 12:01 a.m. on 12/04/14 to 12:01 a.m. on 12/04/15 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3.  Limit of Liability

Subject to Sections 9, 10, and 12 hereof:

		Deductible
	Limit of Liability	Amount
Insuring Agreement A - FIDELITY	$200,000.00	$0
Insuring Agreement B - AUDIT EXPENSE	$25,000.00	$5,000.00
Insuring Agreement C - PREMISES	$200,000.00	$5,000.00
Insuring Agreement D - TRANSIT	$200,000.00	$5,000.00
Insuring Agreement E - FORGERY OR ALTERATION	$200,000.00	$5,000.00
Insuring Agreement F - SECURITIES	$200,000.00	$5,000.00
Insuring Agreement G - COUNTERFEIT CURRENCY	$200,000.00	$5,000.00
Insuring Agreement H - STOP PAYMENT	$25,000.00	$5,000.00
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000.00	$5,000.00

OPTIONAL COVERAGES ADDED BY RIDER:
Insuring Agreement J - Computer Systems	$200,000.00	$5,000.00
Insuring Agreement L - Telefacsimile	$200,000.00	$5,000.00
Insuring Agreement M - Unauthorized Signature	$25,000.00	$5,000.00

If   "Not   Covered"   is   inserted   above   opposite   any   specified   Insuring   Agreement   or Coverage,  such  Insuring  Agreement  or Coverage  and  any  other  reference  thereto  in  this bond shall be deemed to be deleted therefrom.

Item 4.  Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A.  All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5.  The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through

ICB011, ICB012, ICB013, ICB016, ICB025, ICB026, ICB057, MEL4734

Item 6.  The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) ZBN-14T65219-13-N2 such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

Countersigned:

Authorized Representative

Countersigned At

Countersignature Date

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the De clarations made a part hereof, the General  Agreements,  Conditions  and  Limitations  and  other  terms  of  this  bond,  agrees  with  the  Insured,  in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item

3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond

Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)  FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and  whether  committed  alone  or  in  collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent  act(s)  committed  by  such  Employee with the manifest intent:

(a)  to cause the Insured to sustain such loss; and

(b)  to obtain financial benefit for the Employee, or   for   any   other   Person   or   organization intended by the Employee to receive such benefit,  other  than  salaries,  commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)  AUDIT EXPENSE

Expense incurred by the Insured for that part of the  costs  of  audits  or  examinations  required  by any governmental regulatory authority to be conducted either by such authority or by an independent  accountant  by  reason  of  the discovery  of  loss  sustained  by  the  Insured through  any  dishonest  or  fraudulent  act(s), including  Larceny  or  Embezzlement,  of  any  of the Employees. The total liability of the Underwriter  for such expense  by reason  of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such   expense   shall   be   deemed   to   be   a   loss sustained  by  the  Insured  through  any  dishonest or fraudulent act(s), including Larceny or Embezzlement, of one or more of the Employees,

and the liability under this paragraph shall be in addition   to   the   Limit   of   Liability   stated   in Insuring Agreement (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence   or   violence)  through   robbery, burglary,  Larceny,  theft,  holdup,  or  other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction  thereof,  abstraction  or  removal  from the possession, custody or control of the Insured, and  loss of subscription,  conversion,  redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed   or   believed   by   the   Insured   to   be) lodged  or  deposited  within  any  offices  or premises  located  anywhere,  except  in  an  office listed  in  Item  4  of  the  Declarations  or amendment  thereof  or  in  the  mail  or  with  a carrier  for  hire,  other  than  an  armored  motor vehicle  company,  for  the  purpose  of transportation.

Office and Equipment

(1) loss of or damage to furnishings, fixtures, stationery, supplies or equipment, within any of  the  Insured's   offices  covered  under  this bond caused by Larceny or theft in, or by burglary,  robbery  or  hold-up  of, such  office, or  attempt  thereat,  or  by  vandalism  or malicious mischief; or

(2) loss through damage to any such office by Larceny or  theft in,  or by burglary,  robbery or hold-up of, such office, or attempt thereat, or   to   the   interior   of  any   such   office  by vandalism or malicious mischief provided, in any event,  that  the  Insured  is  the  owner  of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such  loss    or    damage    always    excepting, however, all loss or damage through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through  the  misplacement  or  loss  of  Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger,  except  while  in  the  mail  or  with  a carrier  for  hire,  other  than  an  armored  motor vehicle  company,  for  the  purpose  of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)  FORGERY 0R ALTERATION

Loss through Forgery or alteration of or on:

(1) any   bills   of  exchange,  checks,  drafts, acceptances,

certificates       of       deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders  upon  public  treasuries,  letters  of credit; or

(2) other   written   instructions,   advices   or applications

directed     to     the     Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property,  which    instructions,    advices    or applications purport to have been signed or endorsed by any:

(a)  customer of the Insured, or

(b) shareholder  or  subscriber  to  shares, whether certificated or uncertificated, of any Investment Company, or

(c) financial  or   banking  institution  or stockbroker,

but  which  instructions,  advices  or applications  either  bear  the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder  or  subscriber  to  shares,  or financial  or  banking  institution  or stockbroker; or

(3) withdrawal  orders  or  receipts  for  the withdrawal of funds or  Property,  or receipts or certificates of deposit for Property and bearing the name of the In sured as issuer, or of  another  Investment  Company  for  which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any   check   or   draft   (a)   made   payable   to   a fictitious payee and endorsed in the name of such fictitious  payee  or  (b) procured  in  a  transaction with  the  maker  or  drawer  thereof  or  with  one acting as an agent of such maker or drawer or anyone  impersonating  another  and  made  or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)  SECURITIES

Loss sustained by the Insured, including loss sustained  by  reason  of  a  violation  of  the constitution  by-laws,  rules  or  regulations  of any Self  Regulatory  Organization  of  which  the Insured is a member or which would have been imposed  upon  the  Insured  by  the  constitution, by-laws,  rules  or  regulations  of  any  Self Regulatory Organization if the Insured had been a member thereof,

(1)  through  the  Insured's  having,  in  good  faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other  capacity,     either     gratuitously     or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given   any   value,   extended   any   credit   or assumed any liability, on the faith of, or otherwise  acted     upon,     any     securities, documents  or  other  written  instruments which prove to have been:

(a)  counterfeited, or

(b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer  agent  or  registrar,  acceptor, surety or guarantor or as to the signature of any  person  signing  in  any  other capacity, or

(c)  raised  or  otherwise  altered,  or  lost,  or stolen, or

(2)  through  the  Insured's  having,  in  good  faith and in the course of business, guaranteed in writing  or  witnessed  any signatures  whether for valuable consideration or not and whether or  not  such  guaranteeing  or  witnessing  is ultra  vires  the  Insured,  upon  any  transfers,

assignments, bills of sale, powers of attorney, guarantees,    endorsements    or    other obligations upon or in connection with any securities, documents or other written instruments  and  which  pass  or  purport  to pass  title  to  such  securities,  documents  or other written instruments; excluding losses caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities,  documents  or  other  written instruments shall be deemed to mean original (including   original   counterparts)   negotiable   or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof, which instruments are, in the ordinary course  of  business,  transferable  by  delivery  of such agreements with any necessary endorsement or assignment.

The  word  "counterfeited"  as  used  in  this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith,   of   any   counterfeited   money   orders   or altered  paper  currencies  or  coin  of  the  United States of America or Canada issued or purporting to  have  been  issued  by  the  United  States  of America   or   Canada   or   issued   pursuant   to   a United  States  of America  or  Canada  statute  for use as currency.

(H) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply  with  any  written  notice  of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber  or  any Authorized  Representative of such  customer,  shareholder  or  subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or  subscriber  of  the  Insured  or  any Authorized Representative of such customer, shareholder or subscriber.

(I)   UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss  resulting  from  payments  of  dividends  or fund shares, or withdrawals permitted from any customer's,  shareholder's,  or subscriber's  account based  upon  Uncollectible  I tems  of Deposit  of a customer,  shareholder  or  subscriber  credited  by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or loss resulting from an Item of Deposit  processed  through  an  Automated Clearing  House  which  is  reversed  by  the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds  with  "exchange  privileges"  if all  Fund(s) in the exchange program are insured by the Underwriter for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in  the  Fund(s)  prospectus  shall  begin  from  the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A.   ADDITIONAL  OFFICES  OR  EMPLOYEES  - CONSOLIDATION OR MERGER - NOTICE

(1)  If  the  Insured  shall,  while  this  bond  is  in force,  establish  any  additional  office  or offices, such offices shall be automatically covered hereunder from the dates of their establishment, respectively.  No notice to the Underwriter  of   an   increase   during    any premium period  in the  number  of offices or

in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2)  If    an    Investment    Company,    named    as Insured  herein,  shall,  while  this  bond  is  in force, merge or consolidate with, or purchase the assets of another institution, coverage for such   acquisition   shall   apply   automatically

from  the  date  of  acquisition.  The  Insured shall  notify  the  Underwriter  of  such acquisition  within  60 days of said  date,  and an  additional  premium  shall  be  computed only if such acquisition involves additional offices or employees.

B.   WARRANTY

No   statement   made   by   or   on   behalf   of  the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.   COURT COSTS AND ATTORNEYS' FEES (Applicable

to

all

Insur ing

Agreements

or

Coverages now  or  hereafter  forming part  of this

bond)

The   Underwriter   will   indemnify   the   Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated   on   the   merits   and   whether   or   not settled, of any suit or legal proceeding brought against   the   Insured   to   enforce   the   Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that:

(1) an Employee admits to being guilty of any dishonest

or    fraudulent    act(s),    including Larceny or Embezzlement; or

(2)  an  Employee  is  adjudicated  to  be  guilty  of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in  the  absence  of (1) or  (2) above  an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceedings and   at   the   request   of  t he   Underwriter   shall furnish it with copies of all pleadings and other papers therein.  At the Underwriter's election  the Insured shall permit the Underwriter to conduct the  defense  of such  suit  or  legal  proceeding,  in the Insured's name, through attorneys of the Underwriter's  selection.    In such event, the Insured shall give all reasonable information and assistance   which   the   Un derwriter   shall   deem necessary  to  the  proper  defense  of  such  suit  or legal proceeding.

If the amount of the Insured's  liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable,    or    both,    th e    liability    of    the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys'  fees incurred and paid by the Insured or  by  the  Underwriter  that  the  amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable.   Such indemnity shall be in addition to   the   Limit   of   Liability   for   the   applicable Insuring Agreement or Coverage.

D.   FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ.   Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1.

DEFINITIONS

The  following  terms,  as  used  in  this  bond  have  the respective meanings stated in this Section:

(a)  "Employee" means:

(1)  any  of  the  Insured's   officers,  partners,  or employees, and

(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets  or  capital  stock  of,  such  predecessor, and

(3)  attorneys retained by the Insured to perform legal  services  for  the  Insured  and  the employees of such attorneys while such attorneys or employees of such attorneys are performing such services for the Insured, and

(4)  guest   students   pursuing   their   studies   or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer  agent,  or  shareholder  accounting record keeper, or administrator authorized by written agreement to keep financial and/or other  required    records,   but    only   while performing  acts  coming  within  the  scope  of the usual duties of an officer or employee or while acting as a member of any committee duly   elected   or   appointed   to   examine   or audit or have custody of or access to the Property of the Insured, and

(6)  any   individual   or   individuals   assigned   to perform  the   usual  duties   of  an   employee within  the  premises  of the  Insured,  by contract,  or    by    any    agency    furnishing temporary personnel on a contingent or part- time basis, and

(7) each    natural    person,    partnership    or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting   records    of   t he   Insured,    but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured,  unless  included  under  sub-section (9) hereof, and

(8) those persons so designated in Section 15, Central Handling of Securities, and

(9)  any officer, partner, or Employee of: (a)  an investment advisor,

(b)  an underwriter (distributor),

(c) a    transfer    agent    or    shareholder accounting record-keeper, or

(d) an administrator authorized by written agreement to keep financial and/or other required records,

for  an  Investment  Company  named  as  Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any investment  Company  named  as  Insured  herein, or  while  acting  as  a  member  of  any  committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or  administrator  of  such  Investment  Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in sub -sections (6) and (7) of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person  for  all  the  purposes  of  this  bond, excepting, however, the last paragraph of Section

13.

Brokers, or other agents under contract or representatives   of  the   same   general   character shall not be considered Employees.

(b)  "Property"   means   money  (i.e.   currency,   coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles  made    therefrom,    jewelry,    watches, necklaces,  bracelets,     gems,     precious     and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads,   transfers,    coupons,    drafts,    bills    of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading,  conditional  sales  contracts,  abstracts  of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein,   and    assignments    of    such    policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and  all other instruments similar  to or in  the    nature    of    the    foregoing    including Electronic Representations of such instruments enumerated    above    (but    excluding    all    data processing records) in which the Insured has an interest  or  in  which  the  Insured  acquired  or should have acquired an interest by reason of a predecessor's declared financial condition at the time  of  the  Insured's   consolidation  or  merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any  purpose  or  in  any  capacity  and  whether  so held gratuitously or not and whether or not the Insured is liable therefor.

(c)  "Forgery"  means  the  signing  of  the  name  of another   with   intent   to   deceive;   it   does   not

include the signing of one's own name with or without  authority,  in  any  capacity,  for  any purpose.

(d)  "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section  37  of  the  Investment  Company  Act  of

1940.

(e)  "Items   of  Deposit"   means   any   one   or   more checks and drafts.   Items of Deposit shall not be deemed

uncollectible     until     the     Insured's collection procedures have failed.

SECTION 2.

EXCLUSIONS THIS BOND, DOES NOT COVER:

(a)  loss effected directly  or  indirectly  by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b)  loss  due  to  riot  or  civil  commotion  outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless s uch loss occurs in transit  in    the    circumstances    recited    in Insuring  Agreement  (D),  and  unless,  when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly  caused  by  or  resulting  from  the effects

of    nuclear    fission    or    fusion    or radioactivity; provided, however, that this paragraph  shall  not  apply  to  loss  resulting from industrial uses of nuclear energy.

(d)  loss resulting  from any  wrongful  act  or  acts of any person who is a member of the Board of Directors  of the  Insured  or  a member  of any equivalent body by whatsoever name known  unless    such    person    is    also    an Employee  or  an  elected  official,  partial owner  or  partner  of  the  Insured  in  some other  capacity,  nor,  in  any  event,  loss resulting from the act or acts of any person while acting in the capacity of a member  of such Board or equivalent body.

(e)  loss  resulting  from  the  complete  or  partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or  any    of    its    partners,    directors    or Employees,  whether        authorized        or unauthorized  and  whether procured  in  good

faith or through trick, artifice fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f)   loss   resulting   from   any   violation   by   the

Insured or by any Employee:

(1) of  law  regulating  (a)  the  issuance, purchase

or    sale    of    securities,    (b) securities

 transactions    upon    Security Exchanges  or  over  the  counter  market, (c)  Investment     Companies,     or     (d) Investment Advisors, or

(2)  of any rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)  loss of Property or loss of privileges through the  misplacement  or  loss  of Property  as  set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received  by  the  Insured  under  (a)  the Insured's contract with said armored motor vehicle  company,  (b)  insurance  carried  by said armored motor vehicle company for the benefit  of  users  of  its  service,  and  (c)  all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h)  potential  income,  including  but  not  limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i)   all   damages   of   any   type   for   which   the Insured

is    legally    liable,    except    direct compensatory damages arising from a loss covered under this bond.

(j)   loss through  the surrender  of Property away from an office of the Insured as a result of a threat:

(1)  to do bodily harm to any p erson, except loss of Property in transit in the custody of  any  person  acting  as  messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)  to    do    damage    to    the    premises    or Property of the Insured, except when covered under Insuring Agreement (A).

(k)  all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount   of   loss   covered   under   this   bond unless such indemnity is provided for under Insuring Agreement (B).

(l) loss resulting from payments made or withdrawals from the account  of a customer of the Insured, shareholder or subscriber to shares  involving  funds  erroneously  credited to  such  account,  unless  such  payments  are made to or withdrawn by such depositors or representative of such person, who is within the   premises   of  the   drawee   bank   of  the Insured or within the office of the Insured at the time of such payment or withdrawal or unless  such    payment    is    covered    under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution   outside   the   fifty   states   of   the United  States    of    America,    District    of Columbia,  and  territories  and  possessions of the United States of America, and Canada.

SECTION 3.      ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this  bond,  as  aforesaid,  and  upon  payment  to  the Insured  by  the  Underwrite r  on  account  of  any  loss through  dishonest  or  fraudulent  act(s)  including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the I nsured's  rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary  to  secure  to  th e  Underwriter  the  rights herein provided for.

SECTION 4.      LOSS    -    NOTICE    -    PROOF    - LEGAL PROCEEDINGS

This  bond  is  for  the  use  and  benefit  only  of  the Insured  named  in  the  Declarations  and  the Underwriter shall not be liable hereunder for loss sustained  by  anyone  other  than  the  Insured  unless the  Insured,  in  its  sole  discretion  and  at  its  option, shall include such loss in the Insured's  proof of loss. At the earliest practicable moment after discovery of any   loss   hereunder   the   Insured   shall   give   the

Underwriter  written  notice  thereof  and  shall  also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars.   If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified  in  such  proof  of  loss  by  a  certificate  or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to  by  the  Underwriter.  The  Underwriter  shall  have thirty days after notice and proof of loss within which to  investigate  the  claim,  but  where  the  loss is clear and  undisputed,   settlement   shall  be   made  within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which  duplicates  may  be  obtained.       Legal proceedings for recovery of any loss hereunder  shall not  be  brought  prior  to  th e  expiration  of sixty  days after such proof of loss is filed with the Underwriter nor  after  the  expiration  of twenty-four  months  from the discovery of such loss, except that any action or proceedings to recover hereunder on account of any judgment against the Insur ed  in  any suit  mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty- four months from the date upon which the judgment in such suit shall become final.   If any limitation embodied in this bond is prohibited by any law controlling  the  construction  hereof,  such  limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured: (a)  becomes aware of facts, or

(b)  receives   written   notice   of   an   actual   or

potential claim by a third party which alleges that  the  Insured  is  liable  under circumstances,

which  would  cause  a  reasonable  person  to  assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5.      VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market  value  of  such  Property  on  the  business  day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the  Insured  prior  to  the  payment  of  claim  therefor shall be the actual market value at the time of replacement;  and  further  provided  that  in  case  of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption  or  deposit  privileges,  the  value  thereof shall  be  the  market  value  of  such  privileges immediately  preceding  the  expiration  thereof  if said loss  or  misplacement  is  not  discovered  until  after their  expiration.    I f  no  market  price  is  quoted  for such  Property  or  for such  privileges, the  value  shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured  in  the  conduct  of  its  business,  the Underwriter  shall  be  liable  under  this  bond  only  if such  books  or  records  are  actually  reproduced  and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual  transcription  or  copying  of  data  which  shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6.      VALUATION OF  PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or  damage  to  the  furnishings, fixtures,  stationery, supplies, equipment, safes or vaults therein, the Underwriter  shall  not  be  liable  for  more  than  the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may,  at  its  election,  pay  such  actual  cash  value  or make such replacement or repair.   If the underwriter and  the  Insured  cannot  agree  upon  such  cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7.      LOST SECURITIES

If  the  Insured  shall  sustain  a  loss  of  securities  the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication  of,  securities  having  value  equal  to  the limit  stated  in  Item  3  of  the  Declarations  of  this bond.

If   the   Underwriter   shall   make   payment   to   the Insured for any loss of securities, the Insured shall thereupon   assign   to   the   Underwriter   all   of   the Insured's rights, title and interest in and to said securities.

With respect to securities t he value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may  at  its  sole  discretion  and  option  and  at  the request of the Insured issue a Lost Instrument Bond or  Bonds  to  effect  replacement  thereof,  the  Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the  Deductible  Amount  (at the  time  of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds  to   effect  replacement   thereof,  the   Insured agrees that  it  will  pay as premium  therefor a proportion  of  the  usual  premium  charged  therefor, said  proportion  being  equ al  to  the  percentage  that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds   against   all   loss   and   expense   that   is   not recoverable  from  the  Underwriter  under  the  terms and conditions of this Investment Company Blanket Bond subject to the Limit of Liability hereunder.

SECTION 8.      SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of  the  Limit  of  Liability  hereunder  plus  the Deductible Amount applicable to such loss, from any source other than suretyship, insurance, reinsurance, security  or  indemnity  taken  by or  for the  benefit  of the  Underwriter,  the  net  amount  of  such  recovery, less  the  actual  costs  and  expenses  of  making  same, shall be  applied to reimburse the Insured  in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured  for  that  part  of such  loss  within  the Deductible Amount. The Insured shall execute all necessary  papers  to  secure  to  the  Underwriter  the rights provided for herein.

SECTION 9.  NON-REDUCTION      AND      NON - ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At  all  times  prior  to  termination  hereof,  this  bond shall continue in force for the limit stated in the applicable  sections  of Item  3  of the  Declarations  of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder;  PROVIDED,  however,  that  regardless  of the number of years this bond shall continue in force and the number or premiums which shall be payable or  paid,  the  liability  of  the  Underwriter  under  this bond with respect to all loss resulting from:

(a)  any one  act  of burglary,  robbery  or  holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b)  any one unintentional or negligent act on the part of any other person re sulting in damage to

or

destruction

or

misplacement

of

Property, shall be deemed to be one loss, or

(c)  all wrongful  acts,  other  than  those  specified in  (a)  above,  of  any  one  person  shall  be deemed to be one loss, or

(d)  all wrongful  acts,  other  than  those  specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement  include,  but  are  not  limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly,  directly  or  indirectly,  aid  or aids in any way, or permits the continuation of,  the  dishonest  act  or  acts  of  any  other person or persons shall be deemed to be one loss with the act or acts of t he persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10.    LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or  recovered  in  whole  or  in  part  under  any  other bonds or policies issued by the Underwriter to the Insured  or  to  any  predecessor  in   interest  of  the Insured and terminated or cancelled or allowed to expire and in which the pe riod of discovery has not expired at the time any such loss thereunder is discovered,   the   total   liability   of  the   Underwriter under  this  bond  and  under  other  bonds  or  policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured   under   such   other   bonds   or   policies,   as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11.    OTHER INSURANCE

If  the  Insured  shall  hold,  as  indemnity  against  any loss covered hereunder, any valid and enforceable insurance  or  suretyship,  the  Underwriter  shall  be liable  hereunder  only  for  such  amount  of  such  loss which  is  in  excess  of  the   amount  of  such  other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12.    DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or  recovery  obtained  or  made  by  the  Insured, other  than  from  any  bond  or  policy  of  insurance issued  by  an  insurance  company  and  covering  such loss, or by the Underwriter on account thereof prior to  payment  by  the  Underwriter  of  such  loss,  shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount),  and  then  for  such  excess  only,  but  in  no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There  shall  be  no  deductible  applicable  to  any  loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13.    TERMINATION

The  Underwriter   may  ter minate  this  bond  as  an entirety by furnishing written notice specifying the termination  date,  which  cannot  be  prior  to  60  days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C.  The  Insured  may  terminate  this  bond  as  an entirety  by  furnishing  written  notice  to  the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C., prior to 60 days before the effective date of the termination.  The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective  prior  to  60  days  after  receipt  of  written notice  by  all  other  Investment   Companies. Premiums  are  earned  until  the  termination  date  as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under  any  State  or  Federal  statute  relative  to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed   at   short   rates   in   accordance   with   the standard  short  rate  cancellation  tables  if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate:

(a)  as to any Employee as soon as any partner, officer   or    supervisory    E mployee    of   the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent  act(s),    including    Larceny    or Embezzlement on the part of such Employee without prejudice to the loss of any Property then  in  transit  in  the  custody  of such Employee (see Section 16(d)), or

(b)  as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange  Commission  of  a  written  notice from  the  Underwriter  of  its  desire  to terminate this bond as to such Employee, or

(c)  as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time   that   the   Insured   or   any  partner   or officer  thereof  not  in   collusion  with   such person  shall  have  knowledge  or  information that  such    person    has    committed    any dishonest  or    fraudulent    act(s),    including Larceny  or  Embezzlement  in  the  service  of the  Insured  or  otherwise,  whether  such  act be  committed  before  or  after  the  time  this bond is effective.

SECTION 14.    RIGHTS   AFTER   TERMINATION OR CANCELLATION

At any time prior  to the  termination  or cancellation of this bond as an entirety, whether by the Insured or the  Underwriter,  the  Insured  may  give  the Underwriter notice that it desires under this bond an additional   period   of  12   months   within   which   to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:

(a)  on the effective date of any other insurance obtained by the Insured, its successor in business  or   any  other   party,   replacing  in whole  or  in  part  the  insurance  afforded  by this  bond,    whether    or    not    such    other insurance  provides     coverage     for     loss sustained prior to its effective date, or

(b)  upon  takeover  of  the  Insured's  business  by any State or Federal official or agency, or by any

receiver     or    liquidator,    acting    or appointed  for  this  purpose  without  the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not  be  exercised  by any State or Federal official or agency, or by a receiver or liquidator,   acting   or   appointed   to   take   over   the Insured's business for the operation or for the liquidation thereof or for any purpose.

SECTION 15.    CENTRAL        HANDLING        OF SECURITIES

Securities included in the system for the central handling of securities established and maintained by Depository  Trust  Company,  Midwest  Depository Trust Company, Pacific Securities Depository Trust Company,  and  Philadelphia  Depository  Trust Company,   hereinafter   called   Corporations,   to   the extent of the Insured's  interest therein as effected by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and 'Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose   name   is   registered   any   security   included within  the  systems  for  the  central  handling  of securities established and maintained by such Corporations, and any employee or any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above  definition  a  recognized  service  company  shall be  any company providing clerks or other personnel to the said Exchanges or C orporations on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities  within  the  systems  established  and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es), and  then  the  Underwriter  shall  be  liable  hereunder only  for  the  Insured's  share  of  such  excess  loss(es), but in no event for more t han the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's  share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included  within  such systems  equivalent to  the interest the Insured then has in all certificates representing the same security included within such systems  and  that  such  Corporations  shall  use  their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance   indemnifying   such   Corporations   against such loss(es) in connection with the central handling of  securities  within  such  systems  among  all  those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property  involved  in  such  loss(es)  on  the  basis  that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value all such interests and that the Insured's share of such excess loss(es) shall be the amount  of the Insured's  interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems  for  the  central  handling  of  securities established  and   maintained  by  such  Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the I nsured's  rights and causes of action as it may have against such Corporations or Exchanges  shall  to  the  extent  of  such  payment,  be given  by  the  Insured  to  t he  Underwriter,  and  the Insured  shall  execute  all  papers  necessary  to  secure the Underwriter the rights provided for herein.

SECTION 16.

ADDITIONAL COMPANIES INCLUDED AS INSURED

If   more   than   one   corporation,   co-partnership   or person  or  any  combination  of  them  be  included  as the Insured herein:

(a) the  total  liability  of  the  Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable  hereunder    if   all   such    loss   were sustained by any one of them;

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for   such   purposes   and   for   the   giving   or

receiving of any notice required or permitted to  be  given  by  the  terms  hereof,  provided that  the  Underwriter  shall  furnish  each named  Investment  Company  with  a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement;

(c)  the Underwriter  shall not be  responsible for the proper application of any payment made hereunder to said first named Insured;

(d)  knowledge  possessed  or  discovery  made  by any partner, officer of supervisory Employee of  any   Insured   shall   for  the   purposes   of Section 4 and  Section 13 of this bond constitute knowledge or discovery by all the Insured; and

(e)  if  the  first  named  Insured  ceases  for  any reason  to  be  covered  under  this  bond,  then the Insured next named shall thereafter be considered as the first, named Insured for the purposes of this bond.

SECTION 17.    NOTICE     AND     CHANGE     OF CONTROL

Upon the  Insured  obtaining knowledge  of a transfer of its outstanding voting securities which results in a change  in  control  (as set  forth  in  Section  2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge  give  written  n otice  to  the  Underwriter setting forth:

(a)  the  names  of the  transferors  and  transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)  the  total  number  of voting securities  owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the  total  number  of outstanding  voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failing to give the required notice shall result in termination  of coverage of this  bond,  effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18.    CHANGE OR MODIFICATION

This  bond  or  any  instrument  amending  or  effecting same may not be changed or modified orally.   No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment  Company  shall  be  effective  prior  to  60 days after  written  notification  has been  furnished  to

the  Securities  and  Exchange  Commission, Washington, D.C., by the Insured or by the Underwriter.   If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C., not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

ENDORSEMENT OR RIDER NO. 1

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING  PART OF BOND OR POLICY NO.

DATE ENDORSEMENT OR RIDER EXECUTED

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. LOCAL TIME AS

ZBN-14T65219-14-N2

10/29/14

12/04/14

SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

THE EUDORA FUND

It is agreed that:

COMPUTER SYSTEMS

1.

The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT  J

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)  entry of data into, or

(2)  change of data elements or program within,

a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes

(a)  Property to be transferred, paid or delivered,

(b)  an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)  an unauthorized account or a fictitious account to be debited or credited,

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to

(i)   cause the Insured to sustain a loss, and

(ii)  obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.

SCHEDULE

All Systems Utilized by the Insured.

2.

As used in this Rider, Computer System means

(a)  computers with related peripheral components, including storage components, wherever located, (b)  systems and applications software,

(c)  terminal devices, and

(d)  related communication networks

by which data are electronically collected, transmitted, processed, stored and retrieved.

3.

In addition to the exclusions in the attached bond, the following exclusions are applicable to the Computer

Systems Insuring Agreement:

(a)  loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b)  loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's Computer System; and

(c)  loss discovered by the Insured before this Rider is executed or after coverage under this Rider terminates.

4.

Solely with respect to the Computer Systems Insuring Agreement, the following replaces SECTION 9, NON- REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, (a) - (e), of the CONDITIONS AND LIMITATIONS:

(a)  all fraudulent activity of any one person, or in which any one person is implicated, whether or not that person is specifically identified, shall be deemed to be one loss, or

(b)  a series of losses involving unidentified persons but arising from the same method of operation shall be deemed to be one loss, and

5.

The following is added to the OPTIONAL COVERAGE ADDED BY RIDER section of Item 3. of the

DECLARATIONS:

Insuring Agreement J

Computer Systems

Limit of Liability

Deductible Amount

$200,000.

$5,000.

6.

The following is added to the CONDITIONS AND LIMITATIONS:

If any loss is covered under the Computer Systems Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one such Insuring Agreement or Coverage.

7.

The following is added to SECTION 13. TERMINATION of the CONDITIONS AND LIMITATIONS: Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety

(a)  60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)  immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider.  The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

INSURED

Authorized Representative

ENDORSEMENT OR RIDER NO. 2

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.

DATE ENDORSEMENT OR RIDER EXECUTED

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

ZBN-14T65219-14-N2

10/29/14

12/04/14

* ISSUED TO

THE EUDORA FUND

UNAUTHORIZED SIGNATURES

It is agreed that:

1.

The attached bond is amended by inserting an additional Insuring Agreement as follows:

INSURING AGREEMENT M

UNAUTHORIZED SIGNATURE

(A)  Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(B)  It shall be a condition precedent to the Insured's right of recovery under this Rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2.

The total liability of the Underwriter under Insuring Agreement M Twenty-Five Thousand is limited to the sum of

Dollars  ($25,000.

), it

being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

3. With respect to coverage afforded under this Rider, the Deductible Amount shall be

Five Thousand

Dollars ($5,000.

).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

ICB012 Ed. 7-04

By

INSURED

Authorized Representative

ENDORSEMENT OR RIDER NO. 3

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.

DATE ENDORSEMENT OR RIDER EXECUTED

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

ZBN-14T65219-14-N2

10/29/14

12/04/14

* ISSUED TO

THE EUDORA FUND

TELEFACSIMILE TRANSACTIONS

It is agreed that:

1.

The attached Bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT L

TELEFACSIMILE TRANSACTIONS

Loss caused by a Telefacsimile Transaction, where the request for such Telefacsimile Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Fax Procedures with respect to Telefacsimile Transactions.  The isolated failure of such entity to maintain and follow a particular Designated Fax Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

2.

Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.

"Telefacsimile System" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines.

b.

"Telefacsimile Transaction" means any Fax Redemption, Fax Election, Fax Exchange, or Fax Purchase.

c.

"Fax Redemption" means any redemption of shares issued by an Investment Company which is requested through a Telefacsimile System.

d.

"Fax Election" means any election concerning dividend options available to Fund shareholders which is requested through a Telefacsimile System.

e.

"Fax Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through a Telefacsimile System.

f.

"Fax Purchase" means any purchase of shares issued by an Investment Company which is requested through a Telefacsimile System.

g.

"Designated Fax Procedures" means the following procedures:

(1)  Retention:  All Telefacsimile Transaction requests shall be retained for at least six (6) months.

Requests shall be capable of being retrieved and produced in legible form within a reasonable time after retrieval is requested.

(2)  Identity Test:  The identity of the sender in any request for a Telefacsimile Transaction shall be tested before executing that Telefacsimile Transaction, either by requiring the sender to include on the face of the request a unique identification number or to include key specific account information.  Requests of Dealers must be on company letterhead and be signed by an authorized representative.  Transactions by occasional users are to be verified by telephone confirmation.

(3)  Contents: A Telefacsimile Transaction shall not be executed unless the request for such Telefacsimile Transaction is dated and purports to have been signed by (a) any shareholder or subscriber to shares issued by a Fund, or (b) any financial or banking institution or stockbroker.

(4)  Written Confirmation:  A written confirmation of each Telefacsimile Transaction shall be sent to the shareholder(s) to whose account such Telefacsimile Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Telefacsimile Transaction.

i.

"Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

j.

"Signature Guarantee" means a written guarantee of a signature, which guarantee is made by an Eligible

Guarantor Institution as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934.

3.

Exclusions.  It is further understood and agreed that this Insuring Agreement shall not cover:

a.

Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and b.

Any loss resulting from:

(1)  Any Fax Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds, or (c) a bank account Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds; or

(2)  Any Fax Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)  Any Fax Redemption from any account, where the proceeds of such redemption were requested to be sent  to  any  address  other  than  the  record  address  or  another  address  for  such  account  which  was designated (a) over the telephone or by telefacsimile at least fifteen (15) days prior to such redemption, or (b) in the initial application or in writing at least one (1) day prior to such redemption; or

(4)  The intentional failure to adhere to one or more Designated Fax Procedures; or

(5)  The failure to pay for shares attempted to be purchased.

4.

The Single Loss Limit of Liability under Insuring Agreement L Two Hundred Thousand is limited to the sum of

Dollars ($200,000.

) it

being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached Bond or amendments thereof.

5.

With respect to coverage afforded under this Rider the applicable Single loss Deductible Amount is

Five Thousand

Dollars ($5,000.

).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

INSURED

Authorized Representative

ENDORSEMENT OR RIDER NO. 4

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING  PART OF BOND OR POLICY NO.

DATE ENDORSEMENT OR RIDER EXECUTED

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

ZBN-14T65219-14-N2

10/29/14

12/04/14

* ISSUED TO

THE EUDORA FUND

DEFINITION OF INVESTMENT COMPANY

It is agreed that:

1.

Section 1, Definitions, under General Agreements is amended to include the following paragraph:

(f)   Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

ENDORSEMENT OR RIDER NO. 5

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING  PART OF BOND OR POLICY NO.

DATE ENDORSEMENT OR RIDER EXECUTED

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

ZBN-14T65219-14-N2

10/29/14

12/04/14

* ISSUED TO

THE EUDORA FUND

AMEND GENERAL AGREEMENT A - NEWLY CREATED INVESTMENT COMPANIES

It is agreed that:

1.

General Agreement  A. (Additional Offices or  Employees - Consolidation or Merger  - Notice) is amended by inserting the following:

(3) Item  1.   of the Declarations shall include any Newly Created  Investment Company or portfolio provided that  the  Insured  shall  submit  to  the  Underwriter  following the  end  of the  Bond  Period,  a list  of all Newly Created Investment Companies or portfolios, the estimated assets of each Newly Created portfolio and copies of  any  prospectuses  and  statements  of  additional  information  relating  to  such  Newly  Created  Investment Companies or portfolios unless said prospectuses and statements of additional information have been previously submitted.

Following the end of the Bond Period, any Newly Created Investment Company or portfolio created during the period, will continue to be an Insured only if the Underwriter is notified as set forth in this paragraph and the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider to this Bond.

2.

It is further agreed that the following definition is added to Section 1. DEFINITIONS.

(g )   Newly Created  Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

ENDORSEMENT OR RIDER NO. 6

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING  PART OF BOND OR POLICY NO.

DATE ENDORSEMENT OR RIDER EXECUTED

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

ZBN-14T65219-14-N2

10/29/14

12/04/14

* ISSUED TO

THE EUDORA FUND

ADD EXCLUSIONS (N) & (O)

It is agreed that:

1.

Section 2, Exclusions, under General Agreements, is amended to include the following sub-sections:

(n)  loss from the  use  of credit,  debit,  charge,  access, convenience,  identification,  cash management or  other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

(o)  the  underwriter  shall  not  be  liable  under  the  attached  bond  for  loss due  to  liability  imposed  upon  the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee,   or   as  a   result   of  any  Employee   acting  upon   such  information,   whether   authorized   or unauthorized.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

ENDORSEMENT OR RIDER NO. 7

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING  PART OF BOND OR POLICY NO.

DATE ENDORSEMENT OR RIDER EXECUTED

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

ZBN-14T65219-14-N2

10/29/14

12/04/14

* ISSUED TO

THE EUDORA FUND

NEW YORK STATUTORY RIDER

1.

The first paragraph of Section 13. "TERMINATION" under Conditions and Limitations is amended by adding the following:

Cancellation of this bond by the Underwriter is subject to the following provisions:

If the bond has been in effect for 60 days or less, it may be canceled by the Underwriter for any reason.  Such cancellation shall be effective 60 days after the Underwriter mails a notice of cancellation to the first-named Insured at the mailing address shown in the bond. However, if the bond has been in effect for more than 60 days or is a renewal, then cancellation must be based on one of the followings grounds:

(A)  non-payment of premium, however, that a notice of cancellation on this ground shall inform the insured of the amount due;

(B)  conviction of crime arising out of acts increasing the hazard insured against;

(C) discovery of fraud or material misrepresentation in the obtaining of the bond or in the presentation of claim thereunder;

(D) after issuance of the bond or after the last renewal date, discovery of an act or omission, or a violation of any bond condition that substantially and materially increases the hazard Insured against, and which occurred subsequent to inception of the current bond period;

(E)  material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond was issued or last renewed;

(F)  the cancellation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the Insurer would jeopardize the Insurer's solvency or be hazardous to the interest of the Insureds, the Insurer's creditors or the public;

(G) a determination by the superintendent that the continuation of the bond would violate, or would place the

Insurer in violation of, any provision of the New York State Insurance laws.

(H) where the Insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the Insured property will be destroyed by the Insured for the purpose of collecting the insurance proceeds, provided, however, that:

(i)

a notice of cancellation on this ground shall inform the Insured in plain language that the Insured must act within ten days if review by the Insurance Department of the State of New York of the ground for cancellation is desired, and

(ii)

notice of cancellation on this ground shall be provided simultaneously by the Insurer to the

Insurance Department of the State of New York.

(iii)

upon written request of the Insured made to the Insurance Department of the State of New York within ten days from the Insured's receipt of notice of cancellation on this ground, the department shall undertake a review of the ground for cancellation to determine whether or not the Insurer has satisfied the criteria for cancellation specified in this subparagraph; if after such review the department finds not sufficient cause for cancellation on this ground, the notice of cancellation on this ground shall be deemed null and void.

Cancellation based on one of the above grounds shall be effective 60 days after the notice of cancellation is mailed or delivered to the Named Insured, at the address shown on the bond, and to its authorized agent or broker.

2.

If the Underwriter elects not to replace a bond at the termination of the Bond Period, it shall notify the I nsured not more than 120 days nor less than 60 days before termination.  If such notice is given late, the bond shall continue in effect for 60 days after such notice is given.  The Aggregate Limit of Liability shall not be increased or reinstated.  The notice not to replace shall be mailed to the Insured and its broker or agent.

3.

If the Underwriter elects to replace the bond, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter must mail written notice to the Insured and its agent or broker not more than 120 days nor less than 60 days before replacement.  If such notice is given late, the replacement bond shall be in effect with the same terms, conditions and rates as the terminated bond for 60 days after such notice is given.

4.

The Underwriter may elect to simply notify the Insured that the bond will either be not renewed or renewed with different terms, conditions or rates.  In this event, the Underwriter will inform the Insured that a second notice will be sent at a later date specifying the Underwriter's exact intention.  The Underwriter shall inform the Insured that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond until the expiration date of the bond or 60 days after the second notice is mailed or delivered, whichever is later.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

INSURED

Authorized Representative

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING  PART OF BOND OR POLICY NO.

DATE ENDORSEMENT OR RIDER EXECUTED

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. LOCAL TIME AS

ZBN-14T65219-14-N2

10/29/14

12/04/14

SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

THE EUDORA FUND

It is agreed that:

AUTOMATIC INCREASE IN LIMITS MEL4734 Ed. 11-06 - For use with ICB005 Ed. 7-04

1.

Section 10., Limit of Liability, is amended to include the following paragraph:

If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in asset size of current Investment Companies insured under the bond or the addition of new Investment Companies, the Limit of Liability of this Bond shall automatically be increased to comply with this regulation without the payment of additional premium for the remainder of the premium period.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative